K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

April 8, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560

Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on November 6, 2015, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 147 under the Securities Act of 1933, as amended, and Amendment No. 99 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on September 24, 2015, accession no. 0001133228-15-004925 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class NAV, Class R2, Class R4, and Class R6 shares of John Hancock Global Focused Strategies Fund (the “Fund”), a newly established series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and each comment and response relates to each class of shares of the Fund.

A.	General Comment

1.	Comment — Please provide the ticker symbol for each class of shares on the covers of the prospectuses and the Statement of Additional Information (the “SAI”).

Response — The ticker symbol of each class of the Fund will be included on the cover of the appropriate prospectuses and the SAI when such class begins operations.

B.	Prospectus Comments

2.	Comment — Please define the term “fund” as used in the prospectus.

Response — The Trust believes that the word “fund” as used in the prospectus is reasonably understood to refer solely to the fund being described in the prospectus, i.e., John Hancock Global Focused Strategies Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

3.	Comment — On the back cover, under “Annual/semiannual report to shareholders,” please disclose that the fund’s annual shareholder report discusses the Fund’s performance for the most recent fiscal year.

Response — The Trust has made the requested change.

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4.	Comments on “Fund summary — Fees and expenses” and “Expense example”

(a)	In “Shareholder fees,” please move the information in parentheses regarding the Class A maximum deferred sales charge to a footnote.

Response — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	In the “Expense example,” please delete the statement that expense examples for Class C shares will differ, delete the “Sold” and “Kept” columns under Class C, only show information for Class C shares redeemed at the end of the periods, and either add a footnote for information assuming that Class C shares are not redeemed or add a separate line showing such information, as described in Item 3 of Form N-1A.

Response — The Trust believes that the manner in which it shows expense examples for Class C shares that are not redeemed at the end of the periods shown in the chart is appropriate and consistent with Form N-1A’s disclosure requirements regarding expense examples. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comments on “Fund summary — Principal investment strategies”

(a)	As the risks of investing in preferred and convertible securities are included under “Fund summary — Principal risks,” please include these investments as principal investment strategies.

Response — The Trust has made the requested change.

(b)	As high portfolio turnover risk is included under “Fund summary — Principal risks,” please disclose in “Principal investment strategies” that the Fund may experience high portfolio turnover.

Response — The Trust has made the requested change.

(c)	Please confirm that disclosure regarding the Fund's use of derivatives is not generic and is consistent with staff guidance in the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.

Response — The Trust so confirms.

(d)	As the Fund may engage in total return swaps, please confirm that the Fund intends to segregate assets in accordance with the guidance in Investment Company Act Release No. 10666, Securities Trading Practices of Registered Investment Companies (April 18, 1979) (“Rel. No. 10666”). We further note that the SEC staff has issued a concept release regarding the use of derivatives by registered investment companies (Investment Company Act Release No. 29776, Use of Derivatives by Investment Companies under the Investment Company Act of 1940 (August 31, 2011) (the “Concept Release”)) and expects to issue further guidance on these investments.

Response — The Trust confirms that the Fund intends to segregate assets or enter into offsetting transactions in accordance with Rel. No. 10666 and related SEC staff guidance. Also, the Trust acknowledges the issuance of the Concept Release, and understands that the SEC staff expects to issue further guidance on these investments.

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(e)	As the Fund may engage in credit default swaps, please confirm that, for credit default swaps in which the Fund is a seller of protection, the Fund intends to segregate assets with a value at least equal to the full notional amount of the swap.

Response — The Trust confirms that the Fund intends to segregate assets or enter into offsetting transactions with a value at least equal to the full notional amount of credit default swaps in which the Fund is a seller of protection.

6.	Comment — In “Fund summary — Portfolio management” and “Who’s who — Subadvisor,” please state the year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

7.	Comments on “Who’s who — Investment advisor”

(a)	In the second paragraph after the advisor’s address, please define the term “John Hancock.”

Response — The term “John Hancock” as used in this paragraph does not refer to any particular entity, but rather the commercial brand under which the advisor and its affiliates do business. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	Please define the term “advisor” as used in the prospectus, particularly as the term “investment advisor” is used in this section.

Response — The Trust believes that the word “advisor” as used in the prospectus is reasonably understood to refer solely to John Hancock Advisers, LLC, which is identified in both “Fund summary — Investment management” and “Who’s who — Investment advisor” as the “investment advisor.” The terms “advisor” and “investment advisor” are used interchangeably in the prospectus. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — In “Who’s who — Management fee,” please disclose the fiscal period covered by the shareholder report in which the Board’s basis for approving the Fund’s advisory and subadvisory arrangements will be disclosed.

Response — Because the date on which the Fund is expected to begin investment operations is not certain, it is not possible for the Trust to determine the fiscal period covered by the shareholder report in which the Board’s approval process is expected to be disclosed. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — In “Who’s who — Additional information about fund expenses,” please delete from the first sentence of the second paragraph the phrase “In addition to any expense waivers and/or reimbursement arrangements described in ‘Fund summary - Fees and expenses’ on page 2 of this prospectus,” as there are no expense limitation arrangements disclosed in the fee tables.

Response — The Trust believes that the use of the word “any” in the cited phrase reasonably conveys that there may not be any expense limitations described in the fee tables. As many John Hancock funds do have contractual expense limitation arrangements that are described in the fee tables, in the interest of uniformity of disclosure across funds, the Trust respectfully declines to make any changes in response to this comment.

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10.	Comment — In the Class A, Class C, Class I, and Class R6 prospectus, for consistency with the other prospectuses in the Amendment, in “Who’s who,” please include information regarding the Fund’s transfer agent following the information regarding the Fund’s principal distributor.

Response — The Trust has made the requested change.

11.	Comment — In the Class A, Class C, Class I, and Class R6 prospectus, in “Your account — Sales charge reductions and waivers — CDSC waivers,” please revise the fourth bullet point to clarify that the CDSC is not applicable to all purchases of Class A shares.

Response — The introductory sentence in this section refers to “any CDSC for Class A or Class C shares.” The Trust believes that the use of the word “any” in this sentence to refer to possible CDSCs reasonably conveys that a CDSC may not be applicable to certain redemptions of Class A or Class C shares. In addition, the Trust believes that disclosures in the fee table, and under “Your account — Class A deferred charges on investments of $1 million or more” and “Your account — Class C deferred charges,” all of which precede the section cited in the comment, sufficiently describe the circumstances under which CDSCs are applicable to redemptions of Class A and Class C shares. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

12.	Comment — In “Transaction policies — Valuation of securities,” if applicable, please describe the circumstances under which the Fund may use the amortized cost method to value certain short-term debt securities.

Response — As the Fund does not use the amortized cost method to value certain short-term debt securities, no changes are necessary in response to this comment.

13.	Comment — In “Transaction policies — Excessive trading,” please disclose that excessive short-term trading may adversely affect the Fund’s performance.

Response — The Trust respectfully notes that the effects of excessive short term trading on Fund performance are discussed in the following excerpt under “Transaction policies — Excessive trading risk”:

To the extent that the fund or its agent is unable to curtail excessive trading practices in the fund, these practices may interfere with the efficient management of the fund's portfolio and may result in the fund engaging in certain activities to a greater extent than it otherwise would, such as maintaining higher cash balances, using its line of credit, and engaging in increased portfolio transactions. Increased portfolio transactions and use of the line of credit would correspondingly increase the fund's operating costs and decrease the fund's investment performance. Maintenance of higher levels of cash balances would likewise result in lower fund investment performance during periods of rising markets. (emphasis added)

Accordingly, the Trust respectfully declines to make any changes in response to this comment.

14.	Comment — The first paragraph of “Transaction policies — Limitation on exchange activity” states that “Decisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will be made in a manner believed to be in the best interest of the fund's shareholders.” Please disclose if the Fund does not apply its limitations on exchange activity in a uniform manner.

Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

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15.	Comments on the Appendix

(a)	Please revise the name of the Composite so that the term “global focused strategies,” which is also included in the name of the Fund, is not included in the name of the Composite.

Response — In addition to being part of the Fund’s name, the term “global focused strategies” describes the types of strategies that the subadvisor employs in managing the Fund and the accounts in the Composite. The Trust believes that there is sufficient disclosure in the Appendix to distinguish between the performance of the Fund and that of the Composite. With respect to the name of the Composite, the Trust believes that the term “Composite” itself helps to distinguish further the Composite from the Fund. The Trust understands that “Global Focused Strategies” is the formal name that the subadvisor uses in connection with the strategy used to manage the accounts in the Composite, and is the term that the subadvisor consistently uses to describe this investment approach in all of the marketing materials related to this approach that the subadvisor provides to its clients. The Trust agrees that this term is appropriately descriptive of this particular investment approach. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	Please confirm that the Composite includes all of the accounts managed by the subadvisor with an investment style, objective, policies, and strategies substantially similar to those of the Fund. In addition, as the Composite is managed by the subadvisor and its affiliates, please confirm that the Composite and the Fund are managed by the same portfolio managers.

Response — The Trust confirms that the Composite includes all of the accounts managed by the Fund’s subadviser with an investment style, objective, policies, and strategies substantially similar to those of the Fund, and respectfully notes that a statement to this effect is included in the introductory paragraph. In addition, the Trust confirms that the Composite and the Fund are managed by the same portfolio managers.

(c)	If the investment management of the Composite is substantially similar to that of the Fund, please explain why 6-Month U.S. Dollar LIBOR is the primary benchmark against which the Composite is compared rather than the MSCI World Index.

Response — After the Fund has completed a full calendar year of operations, it intends to compare its performance against two indices, 6-Month U.S. Dollar LIBOR (“LIBOR”) and the MSCI World Index (the “MSCI Index”). The Fund considers each of these indices to be an “appropriate broad-based securities market index” as such term is described in Instruction 5 to Item 27(b)(7) of Form N-1A, as each index is “one that that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” LIBOR and the MSCI Index are administered by ICE Benchmark Administration (IBA) and MSCI, respectively, neither of which is affiliated with the Fund, its investment adviser, or principal underwriter.

(d)	Please explain why standard deviation information is presented.

Response — The Trust believes that the inclusion of standard deviation information provides useful information about the portfolio’s risks to an investor. The Trust respectfully notes that the fifth paragraph states that: “Standard deviation is calculated as the amount by which individual returns differ or vary from the average returns over a specified period of time, and is used to measure the overall level of volatility of returns—or risk—of an investment portfolio.”

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C.	SAI Comments

16.	Comments on “Those Responsible for Management” and “The Subadvisory Agreement”

(a)	In “Those Responsible for Management,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17 of Form N-1A.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	In “Those Responsible for Management,” please revise the tables with information regarding the Trust’s Trustees to conform to the columns and captions set forth in Item 17 of Form N-1A.

Response — The Trust believes that the presentation of Trustee information in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(c)	In the table under “Those Responsible for Management — Trustee Ownership of Shares of the Fund,” please state each Trustee’s ownership of the Fund and other funds in the complex with the dollar ranges set forth in Item 17 of Form N-1A rather than stating a letter that references the dollar range.

Response — The Trust believes that the disclosure of Trustee ownership of the Fund and other funds in the complex in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(d)	In “Investment Management Arrangements and Other Services — The Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Thomas Dee, Assistant Secretary of the Trust, at (617) 663-4311.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Thomas Dee